650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com FIRM / AFFILIATE OFFICES
FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

The entity requesting confidential treatment is:

Inari Medical, Inc.

9 Parker, Suite 100

Irvine, CA 92618

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Inari Medical, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

March 4, 2020

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-1090

Attention:	Chris Edwards
Irene Paik
Jeanne Bennett
Kevin Kuhar

Re: Inari Medical, Inc. | Anticipated Price Range and Share-Based Compensation
Registration Statement on Form S-1 (File No. 333-236568)

Ladies and Gentlemen:

This supplemental letter is being furnished on behalf of Inari Medical, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 2, 2020, and in connection with the review by the Commission of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

Because of the commercially sensitive nature of the information discussed in this letter, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information Rights Requests, 17 C.F.R. §200.83. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

Estimated Preliminary IPO Price Range

The Company advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of its common stock (the “IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The share numbers, Preliminary IPO Price Range, Preliminary Assumed IPO Price, exercise prices and fair values herein do not take into account a 1-for-1.19 reverse stock split that the Company intends to implement in connection with the IPO.

For clarity, the Company advises the Staff that, given the recent volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the Underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a price range of no more than $2.00 or 20% of the high end of the range, unless otherwise approved by the Staff.

Summary of Recent Option Grants and Common Stock Valuation

As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock has been determined by the Company’s Board as of the date of each option grant, with input from management, consideration of third-party valuations of the common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time and which may have changed from the date of the most recent third-party valuation through the date of the grant, including the factors disclosed on page 96 of the Registration Statement.

The independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Guide”). The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. The valuation methods considered for allocating the enterprise value across the Company’s common stock to determine the fair value of the Company’s common stock at each valuation date included the following:

•

Option Pricing Method (the “OPM”). The OPM allocates value for each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class.

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

•

Hybrid Method (the “Hybrid Method”). The Hybrid Method combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods in factoring in possible future equity values for the common stock, under various possible future liquidity event scenarios.

Through December 2018, the Company obtained these independent third-party valuations at least annually and in connection with the occurrence of significant events, such as an equity financing. In March 2019, the Company decided to increase the frequency of obtaining independent third-party valuations such that the valuations were determined at least quarterly, prior to any option grant dates, in order to capture the effect on the fair value of the Company’s common stock of the significant progress of the Company in relation to its commercial acceleration and its clinical and product development efforts. In connection with the IPO, the Company determined to obtain such valuations at least monthly, starting in November 2019.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

The independent third-party valuations that were used, in part, by the Board to determine the fair value of the Company’s common stock as of December 31, 2018, April 30, 2019 and June 30, 2019 each utilized the OPM method, primarily due to the expected term to liquidity and the lack of precise information regarding the timing and likelihood of potential liquidity events. The Company’s most recent third-party valuations that were used, in part, by the Board to determine the fair value of the Company’s common stock as of September 30, 2019, November 30, 2019, December 31, 2019 and January 31, 2020 each utilized the Hybrid Method in order to capture the probability of potential liquidity events. These most recent third-party valuations considered a combination of the following four future-event scenarios: a 2020 IPO scenario, a 2021 IPO scenario, a sale scenario and a stay private scenario. In each of the valuations noted in this paragraph, the Company then applied a discount for lack of marketability (“DLOM”) in order to reflect the lack of a recognized market for the Company’s common stock and the fact that a non-controlling equity interest may not be readily transferable. In each case, the Company estimated the appropriate DLOM based on, among others, the nature of the Company’s operations and related risks, and the severity of the restrictions on liquidity of the Company’s common stock.

In light of the proposed IPO, and in connection with the preparation of the financial statements included in the Registration Statement, the Company retrospectively reassessed the fair value of its common stock for accounting and financial purposes only. As described in more detail under the heading “Fair Value Reassessment,” for purposes of this reassessment, the Company assumed that the fair value of its common stock increased on a straight-line basis between third-party valuations. The Company believes that a straight-line interpolation is appropriate as no single event caused the valuation of its common stock to fluctuate.

The following table summarizes by month of grant date the number of shares of common stock underlying stock options granted during the previous fifteen months, the associated per share exercise price, the estimated fair value per share at the time of grant and the reassessed fair value per share of the Company’s common stock on the grant date that was used in preparing the financial statements included in the Registration Statement.

Grant Date	Number of Shares Underlying Stock Options Granted		Exercise Price			Fair Value Per Share at Grant Date(1)			Interpolated Fair Value Per Share(2)
March 12, 2019	[***	]	$	[***	]	$	[***	]	$	[***	]
April 23, 2019	[***	]	$	[***	]	$	[***	]	$	[***	]
June 26, 2019	[***	]	$	[***	]	$	[***	]	$	[***	]
September 18, 2019	[***	]	$	[***	]	$	[***	]	$	[***	]
December 17, 2019	[***	]	$	[***	]	$	[***	]	$	[***	]
January 17, 2020	[***	]	$	[***	]	$	[***	]	$	[***	]
February 14, 2020	[***	]	$	[***	]	$	[***	]		—	(3)

1.

At the time of this option grant, the Board determined the fair value of the Company’s common stock, in part, after taking into account the Company’s most recently available independent third-party valuation of its common stock as of such grant date, as well as the other objective and subjective criteria identified on page 96 of the Registration Statement.

2.

Solely for financial reporting purposes, the fair value of the Company’s common stock at the date of this grant was adjusted in connection with a retrospective fair value assessment using hindsight as further described under the subject entitled “Fair Value Reassessment” below.

3.

With respect to the option grants in February 2020, for financial reporting purposes, the Company expects to, using hindsight, interpolate the fair value on a straight-line basis from the January Valuation to the valuation of the IPO.

The Board’s determination of the fair value at the time of each grant above was based, in part, on the results of a third-party valuation of the Company’s common stock performed on the dates set out below.

Valuation Date (As of)	Fair Value Per Share of Common Stock
December 31, 2018	$	[***	]
April 30, 2019	$	[***	]
June 30, 2019	$	[***	]
September 30, 2019	$	[***	]
November 30, 2019	$	[***	]
December 31, 2019	$	[***	]
January 31, 2020	$	[***	]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

December 31, 2018 Valuation and March 12, 2019 and April 23, 2019 Grants

The Company obtained an independent third-party valuation report of the Company’s common stock as of December 31, 2018 (the “December 2018 Valuation”).

The December 2018 Valuation used the OPM method due to the expected term to liquidity and the lack of precise information regarding the timing and likelihood of potential exit events. Under the OPM, the Company applied the public company and transaction market methods to determine the enterprise value. The public company method, utilizes data from publicly traded companies with financial and operating characteristics similar to the Company to calculate multiples for comparable data. The transaction method determines valuation multiples from sales of companies with financial and operating characteristics similar to the Company. At the time of the valuation, the Company was in its early stage of development, and its products had concluded clinical trials and received FDA 510(k) clearance. However, the Company did not have a sales history and there was significant uncertainty in the Company’s ability to forecast future results. The Company identified the following comparable companies based on operational similarities and other qualitative factors: Abbott Laboratories, AngioDynamics, Inc, Baxter International Inc., Boston Scientific Corporation, Johnson & Johnson, LeMaitre Vascular, Inc., Medtronic plc, Penumbra, Inc. and Becton and Dickinson and Company.

Within the OPM, the independent third-party valuation used an estimated selected volatility of [***]%, an expected time to liquidity event of [***] years and applied a DLOM of [***]%, which was based on the application of a protective put option analysis. Based on the comparable data, the December 2018 Valuation determined that the equity value of the Company was $[***] million as of December 31, 2018, which resulted in an estimated fair value per share of common stock of $[***].

At the time of each of the equity grants on March 12, 2019 and April 23, 2019, the Board considered the results of the December 2018 Valuation, as well as the other objective and subjective criteria identified on page 96 of the Registration Statement, and determined that the fair value of the Company’s common stock was $[***] per share on each of those dates.

April 30, 2019 Valuation and June 26, 2019 Grants

In light of the Company’s commercial progress, the Board determined to increase the frequency of its third-party valuations and obtained an independent third-party valuation report of the Company’s common stock as of April 30, 2019 (the “April Valuation”). The methodology for the April Valuation was the same as the methodology used in connection with the December 2018 Valuation. Please see the paragraphs above for a discussion of this valuation methodology.

Within the OPM, the independent third-party valuation used an estimated selected volatility of [***]%, an expected time to liquidity event of [***] years and applied a DLOM of [***]%, which was based on the application of a protective put option analysis. Based on the comparable data, the April Valuation determined that the equity value of the Company was $[***] million as of April 30, 2019, which resulted in an estimated fair value per share of common stock of $[***].

For purposes of determining the fair value of the Company’s common stock for the equity grants made on June 26, 2019, the Board considered the results of the April Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described on page 96 of the Registration Statement. As a result of this analysis, the Board determined that the fair value of the Company’s common stock was $[***] per share as of June 26, 2019.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

June 30, 2019 Valuation and September 18, 2019 Grants

The Board obtained another independent third-party valuation report of the Company’s common stock as of June 30, 2019 (the “June Valuation”). The methodology for the June Valuation was the same methodology used in connection with the December 2018 Valuation and the April Valuation. Please see the description of the December 2018 Valuation above for a discussion of this valuation methodology.

Within the OPM, the independent third-party valuation used an estimated selected volatility of [***]%, an expected time to liquidity event of [***] years and applied a DLOM of [***]%, which was based on the application of a protective put option analysis. Based on the comparable data, the June Valuation determined that the equity value of the Company was $[***] million as of June 30, 2019, which resulted in an estimated fair value per share of common stock of $[***].

For purposes of determining the fair value of the Company’s common stock for the equity grants made on September 18, 2019, the Board considered the results of the June Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described on page 96 of the Registration Statement. As a result of this analysis, the Board determined that the fair value of the Company’s common stock was $[***] per share as of September 18, 2019.

September 30, 2019 Valuation

The Board obtained another independent third-party valuation report of the Company’s common stock as of September 30, 2019 (the “September Valuation”). The September Valuation used the Hybrid Method and considered a combination of the following four future-event scenarios: a June 2020 IPO scenario, a June 2021 IPO scenario, a June 2020 sale scenario and a stay private scenario. Under the Hybrid Method, the Company computed the probability-weighted value across these four scenarios. The following table sets forth the probability-weight, possible timing of a liquidity event and DLOM for each of the scenarios under the September Valuation.

September 30, 2019	IPO Early		IPO Late		Sale		Stay Private
Probability of Scenario	[***	]%	[***	]%	[***	]%	[***	]%
Possible Timing of Event (Yrs)	[***	]	[***	]	[***	]	[***	]
DLOM	[***	]%	[***	]%	[***	]%	[***	]%

The Company assigned a probability of [***]% to the June 2020 IPO scenario, and the residual probability was assigned evenly across the June 2021 IPO scenario, sale scenario and stay private scenario. The Company also estimated the expected timing of a potential liquidity event, which was [***] years for the June 2020 IPO. Further, the DLOM was reduced due in part to the passing of time towards a potential liquidation event.

The September Valuation determined the equity value of the Company to be $[***] million as of September 30, 2019, which resulted in a fair value per share of common stock of $[***] per share. The Company did not grant any equity awards with this valuation.

November 30, 2019 Valuation and December 17, 2019 Grants

The Board obtained another independent third-party valuation report of the Company’s common stock as of November 30, 2019 (the “November Valuation”). The methodology for the November Valuation was the same methodology used in connection with the September Valuation. Please see the description of the September Valuation above for a discussion of this valuation methodology. The following table sets forth the probability-weight, possible timing of a liquidity event and DLOM for each of the scenarios under the November Valuation.

November 30, 2019	IPO Early		IPO Late		Sale		Stay Private
Probability of Scenario	[***	]%	[***	]%	[***	]%	[***	]%
Possible Timing of Event (Yrs)	[***	]	[***	]	[***	]	[***	]
DLOM	[***	]%	[***	]%	[***	]%	[***	]%

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

The Company assigned a probability of [***]% to the June 2020 IPO scenario, and the residual probability was assigned evenly across the June 2021 IPO scenario, sale scenario and stay private scenario. The Company also estimated the expected timing of a potential liquidity event, which was [***] years for the June 2020 IPO scenario. Further, the DLOM was reduced due in part to the passing of time towards a potential liquidation event. In addition, the November Valuation considered the impact of various factors described on page 96 of the Registration Statement, including, in particular:

•	Improved commercial results with increasing revenues that outperformed the Company’s forecasts;

•	Increased demand for the Company’s products and number of procedures performed;

•	Increased insight from historical performance;

•	On November 11, 2019, the Company held its IPO organizational meeting and formally appointed underwriters;

•	The Company completed its move to a new facility and installed a new enterprise resource program; and

•	Shortened timeline to potential liquidity event and resulting reduction in DLOM.

The November Valuation determined the equity value of the Company to be $[***] million as of November 30, 2019, which resulted in a fair value per share of common stock of $[***] per share.

For purposes of determining the fair value of the Company’s common stock for the equity grants made on December 17, 2019, the Board considered the results of the November Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described on page 96 of the Registration Statement, and determined that the fair value of the Company’s common stock was $[***] per share on the date of such grants.

December 31, 2019 Valuation and January 17, 2020 Grants

The Board obtained another independent third-party valuation report of the Company’s common stock as of December 31, 2019 (the “December 2019 Valuation”). The methodology for the December 2019 Valuation was the same methodology used in connection with the September Valuation. Please see the description of the September Valuation above for a discussion of this valuation methodology. The following table sets forth the probability-weight, possible timing of a liquidity event and DLOM for each of the scenarios under the December 2019 Valuation.

December 30, 2019	IPO Early		IPO Late		Sale		Stay Private
Probability of Scenario	[***	]%	[***	]%	[***	]%	[***	]%
Possible Timing of Event (Yrs)	[***	]	[***	]	[***	]	[***	]
DLOM	[***	]%	[***	]%	[***	]%	[***	]%

The Company assigned a probability of [***]% to the June 2020 IPO scenario, and the residual probability was assigned evenly across the June 2021 IPO scenario, sale scenario and stay private scenario. The Company also estimated the expected timing of a potential liquidity event, which was [***] years for the June 2020 IPO. Further, the DLOM was reduced due in part to the passing of time towards a potential liquidation event. In addition, the December 2019 Valuation considered the impact of various factors described on page 96 of the Registration Statement, including, in particular:

•	Improved commercial results with strong month on month revenue growth;

•	Expanded commercial organization to a total of 63 sales territories;

•	New board members joined the board;

•	Board approval of 2020 annual operating plan with a significant increase in contemplated revenue;

•	The Company confidentially submitted the Draft Registration Statement to the Commission in December 2019;

•	The Company was preparing for its “Analyst Day” meeting with equity research analysts;

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

•	As of the valuation date, the Company was in the initial phase of planning the testing-the-waters (“TTW”) meetings and process;

•	The Company refinanced its existing term loan with a new bank and expanded its borrowing capacity; and

•	Shortened timeline to potential liquidity event and resulting reduction in DLOM.

The December 2019 Valuation determined the equity value of the Company to be $[***] million as of December 31, 2019, which resulted in a fair value per share of common stock of $[***] per share.

For purposes of determining the fair value of the Company’s common stock for the equity grants made on January 17, 2020, the Board considered the results of the December Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described on page 96 of the Registration Statement, and determined that the fair value of the Company’s common stock was $[***] per share on the date of such grants.

January 31, 2020 Valuation and February 14, 2020 Grants

The Board obtained another independent third-party valuation report of the Company’s common stock as of January 31, 2020 (the “January Valuation”). The January Valuation used the Hybrid Method and considered a combination of the following four future-event scenarios: a March 2020 IPO scenario, a June 2021 IPO scenario, a June 2020 sale scenario and a stay private scenario. Under the Hybrid Method, the Company computed the probability-weighted value across these four scenarios. With respect to the identified comparable companies under the public company and transaction market methods, the Company also added Inspire Medical Systems, Inc., Shockwave Medical, Inc. and Silk Road. The following table sets forth the probability-weight, possible timing of a liquidity event and DLOM for each of the scenarios under the January Valuation.

January 31, 2020	IPO Early		IPO Late		Sale		Stay Private
Probability of Scenario	[***	]%	[***	]%	[***	]%	[***	]%
Possible Timing of Event (Yrs)	[***	]	[***	]	[***	]	[***	]
DLOM	[***	]%	[***	]%	[***	]%	[***	]%

The Company assigned a probability of [***]% to the March 2020 IPO scenario, and the residual probability was assigned evenly across the June 2020 IPO scenario, sale scenario and stay private scenario. The Company also estimated the expected timing of a potential liquidity event, which was [***] years for the March 2020 IPO. Further, the DLOM was reduced due in part to the passing of time towards a potential liquidation event. In addition, the January Valuation considered the impact of various factors described on page 96 of the Registration Statement, including, in particular:

•	Improved commercial results; revenue generation and growth beyond the Company’s forecasts;

•	Introduction of new larger bore catheter;

•	The Company’s active planning and preparation for its IPO;

•	The Company confidentially submitted Amendment No. 2 to the Draft Registration Statement in January 2020;

•	Shortened timeline to potential liquidity event and resulting reduction in DLOM;

•	The Company completed its “Analyst Day” meeting with equity research analysts; and

•	The Company was in initial phase of TTW Meetings.

The January Valuation determined the equity value of the Company to be $[***] million as of January 31, 2020, which resulted in a fair value per share of common stock of $[***] per share.

For purposes of determining the fair value of the Company’s common stock for the equity grants made February 14, 2020, the Board considered the results of the January Valuation (which was then its most recent third-party valuation) together with the objective and subjective factors described on page 96 of the Registration Statement, and determined that the fair value of the Company’s common stock was $[***] per share on the date of such grants.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

Fair Value Reassessment

In light of the proposed IPO, and in connection with the preparation of the financial statements included in the Registration Statement, the Company retrospectively reassessed the fair value of its common stock solely for accounting and financial reporting purposes. For purposes of this determination, the Company assumed that the fair value of its common stock increased on a straight-line basis between third-party valuations. The Company believes that a straight-line interpolation is appropriate as no single event caused the valuation of its common stock to fluctuate.

Relying on hindsight, and in consideration of the business valuation drivers that occurred during the periods between each valuation date, the Company considered a straight-line growth in the fair value of its common stock between each of its valuation dates. Consequently, the reassessed fair values of the Company’s common stock as of March 12, 2019, April 23, 2019, June 26, 2019, September 18, 2019, December 17, 2019 and January 17, 2020 were $[***], $[***], $[***], $[***], $[***] and $[***] per share, respectively. For financial reporting purposes the Company used these values to calculate the stock-based compensation expense reflected in the financial statements included in the Registration Statement.

Discussion of Preliminary IPO Price Range

As noted above, the Company presently anticipates that the Preliminary IPO Price Range will be approximately $[***] per share to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The share numbers, Preliminary IPO Price Range, Preliminary Assumed IPO Price, exercise prices and fair values herein do not take into account a 1-for-1.19 reverse stock split that the Company intends to implement in connection with the IPO.

The Preliminary IPO Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	an assumption that there would be a receptive public trading market for medical device companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the January Valuation and the Preliminary Assumed IPO Price is primarily attributable to the fact that the methodology applied for determining the price per share in connection with the January Valuation incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common stockholders, and which inherently decrease the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount to liquidity event which accounts for lack of marketability. In contrast, the Preliminary Assumed IPO Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock is converted into common stock immediately prior to the IPO (eliminating the superior economic rights and preferences of its preferred stock as compared to its common stock). Additionally, the Preliminary Assumed IPO Price assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary Assumed IPO Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability. The successful completion of the IPO would also significantly strengthen the Company’s balance sheet and cash position, provide access to additional public equity going forward, increase the Company’s strategic flexibility and increase attractiveness of the Company’s equity as a currency to compensate employees and provide enhanced operational flexibility.

The Company believes that the remaining difference between the January Valuation and the Preliminary Assumed IPO Price is attributed to the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development, and recent market conditions. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the Underwriters.

CONCLUSION

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

* * *

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.

Securities and Exchange Commission

Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (714) 755-8181 or by e-mail at Shayne.Kennedy@lw.com.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy
of LATHAM & WATKINS LLP

cc:	William Hoffman, Inari Medical, Inc.

Mitch Hill, Inari Medical, Inc.

J. Ross McAloon, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

INARI MEDICAL, INC.